FRANK J. HARITON * ATTORNEY-AT-LAW
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1065 Dobbs Ferry Road * White Plains * New York 10607 *
(Tel)(914)674-4373 * (Fax)(914)693-2963 * (e-mail) hariton@sprynet.com


                                                                October 23, 2012

Loan Lauren P. Nguyen,
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 2 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Nguyen:

     I am securities counsel to Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.) (the "Company") and am writing to advise you that the Company's response to the staff's letter, dated September 14, 2012, will be filed on EDGAR no later than November 16, 2012. The delay in the response is principally the result of my travel schedule and the Company's limited staff. We will be contacting the staff next week for clarifications of certain points in the staff letter.

     If you require anything further, do not hesitate to contact me.

                                          Very truly yours,


                                          /s/ Frank J. Hariton
                                          --------------------------------
                                          Frank J. Hariton

October 23, 2012

Loan Lauren P. Nguyen,
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (formerly known as Victoria Internet Services, Inc.)
         Amendment No. 2 to Form 8-K
         Filed August 29, 2012
         File No. 333-165391

Dear Ms. Nguyen:

     Earn-A-Car Inc. (the "Company"), hereby acknowledges, in connection with its response to the your comments on its Form 8-K referenced above and all amendments thereto that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Earn-A-Car Inc.


/s/ John Storey
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By: John Storey, CEO